Exhibit 99.2

Execution Copy

EXECUTIVE EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is made as of December 16, 2011 by and between HealthDatalnsights, Inc. a Nevada corporation (“HealthDatalnsights” ) and a wholly owned subsidiary of HDI Holdings, Inc. a Nevada corporation ( “HDI Holdings”, together with HealthDatalnsights “HDI” and as defined further below part of the (“Company”) and Andrea Benko an individual (“you”) (and together with HDI the “Parties”) it replaces your Terms of Employment with HDI from November 2000.

WHEREAS HDI has entered into an Agreement and Plan of Merger by and among HMS Holdings Corp (“HMS Holdings”) Montmartre Merger Sub, Inc. a Nevada Corporation and direct wholly owned subsidiary of HMS Holdings and HDI dated November 7, 2011 (the “Merger Agreement”).

WHEREAS the Merger Agreement expressly contemplates that you will enter into this Agreement to be effective upon the Closing Date (as defined in the Merger Agreement) and this Agreement will have no force and effect if the Merger Agreement is terminated without HDI’s having been acquired by HMS Holdings Corp and its subsidiaries.

WHEREAS you are currently an employee of HDI and have agreed to enter into a revised employment relationship with HDI upon the Closing Date pursuant to the terms and conditions set forth in this Agreement.

WHEREAS upon the Closing Date HDI Will become a wholly owned Subsidiary of HMS Holdings as such your employment will be with HDI an HMS Holdings company.

WHEREAS HDI wishes to enter into an agreement with you governing the revised terms and conditions of your employment and you are willing to be employed on the terms and conditions hereinafter set forth.

NOW THEREFORE in consideration of your acceptance of continued employment under the terms of this revised agreement the Parties agree to be bound by the terms contained in this Agreement as follows

1                                       Engagement Effective upon the Closing Date (the “Effective Date”) HDI will employ you as President of HealthDatalnsights, Inc. You will also serve as an Executive Vice President of HMS Holdings and report directly to HMS Holdings Chief Executive Officer (“Supervisor”). You will have the responsibilities duties and authorities specified from time to time by your Supervisor which will generally be commensurate with executives at a similar level of entities of similar size and character to HDI.

2                                        Commitment During the Employment Period (as defined in Section 3 below) you must devote your full working time and attention to the Company. During the Employment Period you must not engage in any employment occupation consulting or other similar activity without your Supervisor’s prior written consent provided however that you may (I) serve in any capacity with any professional community industry civic (including governmental boards) educational charitable or other nonprofit organization (II) serve on any for-profit entity board with the Supervisor’s prior written consent and (III)

subject to the HMS Holdings conflict of interest policies make investments in other businesses and manage your and your family’s personal investments and legal affairs provided that any such activities described in clauses (I)-(III) above do not materially interfere with the performance of your duties for the Company and do not otherwise violate this Agreement or any other written agreement between any of HDI HMS Holdings or their subsidiaries and affiliates (collectively the Company) and you. You will perform your services under this Agreement primarily at the Company’s offices in Las Vegas Nevada or at such place or places as you and the Company may agree. You understand and agree that your employment will require travel from time to time in a manner consistent with Company policy.

3                                         Employment Period HDI hereby agrees to continue to employ you and you hereby accept continued employment with HDI upon the terms set forth in this Agreement for the period commencing on the Effective Date and ending when and as provided In Section 6 (the “Employment Period”).

4                                         Cash and Bonus Compensation

(a)                                           Base Salary Beginning as of the Effective Date you will receive a base salary at a monthly rate of $33,333.33 annualizing to $400,000 (as may be adjusted under this Agreement the “Base Salary”). The Company will pay your Base Salary periodically in arrears not less frequently than monthly in accordance with the Company’s regular payroll practices as in effect from time to time. The Board of Directors (the “HMS Board”) of HMS Holdings or its Compensation Committee (the “Compensation Committee”) will review your Base Salary periodically and may adjust your Base Salary at that time.

(b)                                           Bonus You will be eligible to receive bonus compensation (the “Bonus”) from the Company in respect of each fiscal year (or portion thereof) during the Employment Period in each case as the Compensation Committee may determine in its sole discretion on the basis of such performance based or other criteria as it determines appropriate. Your target bonus will equal 65% of your Base Salary. The Compensation Committee will review your target bonus periodically and may adjust your target bonus at that time. The Bonus, if any, will be paid when other executives receive their bonuses under comparable arrangements but in any event between January 1 and March 15 of the year following the year with respect to which it is earned.

5   Employee Benefits

(a)                                           Employee Welfare and Retirement Plans You will, to the extent eligible, be entitled to participate at a level commensurate with your position in all employee welfare benefit and retirement plans and programs the Company provides to its executives in accordance with the terms thereof as in effect from time to time. The Company may change or terminate the benefits at any time.

(b)                                           Business Expenses Upon submission of appropriate documentation in accordance with Company policies the Company will promptly pay or reimburse you for all reasonable business expenses that you incur in performing your duties under this Agreement including travel entertainment professional dues and subscriptions as long as such expenses are reimbursable under the Company’s policies. Any payments or expenses provided in this Section 5(b) will be paid in accordance with Section 7(c).

(c)                                            Paid Time Off You will earn paid time off (PTO) at the rate of 18 hours per month (annualized to 27 days per year) or such greater number as the Company determines from time to time for its senior executive officers provided that any carryover from year to year will be subject to the Company’s generally applicable policies.

6                                         Termination of Employment

(a)                                 General Subject in each case to the provisions of this Section 6 and the other provisions of this Agreement relating to our respective rights and obligations upon termination of your employment nothing in this Agreement interferes with or limits in any way the Company’s or your right to terminate your employment at any time for any reason or no reason and nothing in this Agreement confers on you any right or obligation to continue in the Company’s employ. The Company in its sole discretion may elect to terminate your employment immediately at any time subject to compliance with any obligations it has under this Section 6. If your employment ceases for any or no reason you (or your estate as applicable) will be entitled to receive (in addition to any compensation and benefits you are entitled to receive under Section 6(b) or 6(c) below) (I) any earned but unpaid Base Salary and to the extent consistent with general Company policy accrued but unused paid time off through and including the date of termination of your employment to be paid in accordance with the Company’s regular payroll practices and with applicable law but no later than the next regularly scheduled pay period (II) except as provided in Section 6(d) any earned but unpaid annual Bonus for the calendar year preceding the calendar year in which your employment ends to be paid on the date such annual Bonus otherwise would have been paid if your employment had continued (III) unreimbursed business expenses in accordance with the Company’s policies for which expenses you have provided appropriate documentation to be paid in accordance with Section 7(c) and (IV) any amounts or benefits to which you are then entitled under the terms of the benefit plans then sponsored by the Company in accordance with their terms (and not accelerated to the extent acceleration does not satisfy Section 409A of the Internal Revenue Code of 1986 as amended ( Section 409A of the Code). Notwithstanding any other provision in this Agreement to the contrary you will be entitled to severance, if any, solely through the terms of this Section 6 unless another HMS Board-approved written agreement between you and the Company expressly provides otherwise.

(b)                                 Termination Without Cause If during the Employment Period the Company terminates your employment without Cause (defined below) or on or before the second anniversary of the Effective Date you resign for Good Reason (as defined in Section 6(d) and subject to the procedures in Section 6(d)) in addition to the amounts described in Section 6(a) the Company will pay to you the following subject to compliance with Section 6(b)(III).

(I)                                    Cash Severance The Company will pay to you in cash an amount equal to 12 times your monthly Base Salary paid ratably in equal installments over a 12 month period beginning in the first payroll period following the Release Effective Date (as defined below) (or such later date required by Section 7) in accordance with the Company’s standard payroll policies and procedures and in a manner consistent with Section 7 and will pay you at the time provided for Bonus payment in Section 4(b) in a single lump sum an additional amount based on the Bonus as determined under the applicable criteria for such Bonus and prorated for the portion of the calendar year in which your employment ends (using the number of days employed over 365).

(II)                                Benefits The Company will pay you a lump sum amount equal to 12 times the difference between the monthly COBRA coverage premium for the same type of medical and dental coverage (single family or other) you are receiving as of the date your employment ends and your then monthly employee contribution. This payment will be taxable and subject to withholding. You may use the amount received for any purpose.

(III)                            Release To receive any severance benefits provided for under this Agreement or otherwise you must deliver to the Company a separation agreement and general release of claims on the form the Company provides (substantially in the form attached as Appendix I but revised as appropriate to release all releasable claims other than to payments under Section 6 or outstanding equity and including obligations to cooperate with the Company and reaffirming your obligations under the Restrictive Covenants Agreement (as defined below) which agreement and release must become irrevocable within 60 days (or such earlier date as the release provides) following the date of your termination of employment Benefits under Section 6(b)(I) and (II) will be paid or commence in the first regular payroll beginning after the release becomes effective subject to any delays required by Section 7 provided however that if the last day of the 60 day period for an effective release falls in the calendar year following the year of your date of termination the severance payments will be paid or begin no earlier than January 1 of such subsequent calendar year. The date on which your release of claims becomes effective is (the “Release Effective Date”). You must continue to comply with the Restrictive Covenants Agreement to continue to receive severance benefits.

(c)                                  Change In Control If within 24 months following a Change in Control the Company terminates your employment without Cause or you resign for Good Reason in addition to the benefits described in Section 6(b)(II)above and subject to the release required under Section 6(b)(III) you will receive the cash severance described in Section 6(b)(I) paid in a single lump sum on the Release Effective Date in accordance with the Company’s standard payroll policies and procedures (or such later date as either Section 6(b)(III) or 7(a) requires). For the purpose of this Agreement (“Change In Control”) means

(I)                                   the acquisition by an individual entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934 (the “Exchange Act”) (a “Person”) of beneficial ownership of any capital stock of HMS Holdings if after such acquisition such Person beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act) 50.01 % or more of either (x) the then-outstanding shares of common stock of HMS Holdings (the “Outstanding Company Common Stock”) or (y) the combined voting power of the then-outstanding securities of HMS Holdings entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”) provided however that for purposes of this subsection (A) any acquisition directly from the Company will not be a Change In Control nor will any acquisition by any individual entity or group pursuant to a Business Combination (as defined below) that complies with subclauses (x) and (y) of clause (II) of this definition.

(II)                              the consummation of a merger consolidation reorganization recapitalization or share exchange involving HMS Holdings or a sale or other disposition of all or substantially all (i.e. in excess of 85%) of the assets of HMS Holdings (a Business Combination) unless immediately following such Business Combination each of the following two conditions is satisfied (x) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own directly or Indirectly more than 50% of the then outstanding shares of common stock and the combined voting power of the then outstanding securities entitled to vote generally in the election of directors respectively of the resulting or acquiring corporation in such Business Combination (which shall include a corporation that as a result of such transaction owns HMS Holdings or substantially all of HMS Holdings assets either directly or through one or more subsidiaries) (such resulting or acquiring corporation is referred to herein as (the “Acquiring Corporation”) in substantially the same proportions as their ownership of the Outstanding Company Common Stock and Outstanding Company Voting Securities respectively immediately prior to such Business Combination and (y) no Person beneficially owns directly or indirectly 50.01 % or more of the then-outstanding shares of common stock of the Acquiring Corporation or of the combined voting power of the then outstanding securities of such corporation entitled to vote generally in the election of directors (except to the extent that such ownership existed prior to the Business Combination) or

(III)                         a change In the composition of the HMS Board that results during any one year period in the Continuing Directors (as defined below) no longer constituting a majority of the HMS Board (or if applicable the Board of Directors of a successor corporation to HMS Holdings) where the term “Continuing Director” means at any date a member of the HMS Board (x) who was a member of the HMS Board on the Effective Date or (y) who was nominated or elected subsequent to such date by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the HMS Board was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election provided however that there shall be excluded from this clause (y) any individual whose initial assumption of office after the Effective Date occurred as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the HMS Board provided that where required by Section 409A the event that occurs is also a change in the ownership or effective control of a corporation or a change In the ownership of a substantial portion of the assets of a corporation as defined in Treasury Reg § 1 409A 3(1)(5).

(d)                            Termination for Cause, Voluntary Resignation

(I)                                    General  If during the Employment Period the Company terminates your employment for Cause or you resign from your employment (other than for Good Reason as and when provided in Section 6(c) above) you will be entitled only to the payments described In Section 6(a) (excluding on a termination for Cause clause (II) of Section 6(a) unless applicable law otherwise requires payment You may resign other than for Good Reason at any time and for any reason by giving at least 30 days prior written notice to the Company (the “Notice Period”). The Company may choose to respond to such notice of resignation by ending your active employment during the Notice Period in which event you would remain an employee of the Company through the remainder of the Notice Period and continue to receive your Base Salary less applicable deductions and continue vesting under any outstanding equity grants through the end of the Notice Period. You will have no further right to receive any other compensation or benefits after such termination or resignation of employment except as determined in accordance with the terms of the employee benefit plans or programs of the Company or as required by law.

(II)                                Definitions

(I)                                             Cause  For purposes of this Agreement Cause means any of the following your (I) fraud with respect to the Company (II) material misrepresentation to any regulatory agency governmental authority outside or internal auditors internal or external Company counsel or the HMS Board concerning the operation or financial status of the Company (III) theft or embezzlement of assets of the Company (IV) your conviction or plea of guilty or nolo contendere to any felony (or to a felony charge reduced to a misdemeanor) or with respect to your employment to any misdemeanor (other than a traffic violation) (v) material failure to follow the Company’s conduct and ethics policies that have been provided or made available to you (VI) material breach of this Agreement or the Restrictive Covenants Agreement and/or (VII) continued failure to attempt in good faith to perform your duties as reasonably assigned by your Supervisor at the time. Before terminating your employment for Cause under clauses (V) -(VlI) above the Company will specify in writing to you the nature of the act omission refusal or failure that it deems to constitute Cause and if the Company reasonably considers the situation to be correctable give you 30 days after you receive such notice to correct the situation (and thus avoid termination for Cause) unless the HMS Board agrees to further extend the time for correction. You agree that the Company will have discretion exercised in a reasonable manner to determine whether your correction is sufficient. Nothing in this definition prevents the Company from removing you from your position with the Company at any time and for any reason.

(II)                                        Good Reason For purposes of this Agreement Good Reason means the occurrence without your prior written consent of any of the following events (I) any material diminution in your duties or responsibilities with the Company provided that you acknowledge and consent to such diminution as is involved in integrating HDI operationally with the Company because HDl is ceasing to be a separately owned corporation or adding other senior management or operational staff at HDI (provided that you remain the senior executive at HDI) (II) a requirement that you report to an officer other than your then current Supervisor if the result is that your new supervisor has materially diminished authority duties or responsibilities in comparison with your prior supervisor (III) a material reduction in your Base Salary (IV) the Company’s requiring you to perform your principal services more than 50 miles from your place of primary employment on the Effective Date or such other location at which you have later agreed to provide such services or (V) a material breach by the Company of any material provision of this Agreement. No resignation will be treated as resignation for Good Reason unless (x) you have given written notice to the Company of your intention to terminate your employment for Good Reason describing the grounds for such action no later than 90 days after the first occurrence of such circumstances (y) you have provided the Company with at least 30 days in which to cure the circumstances and (z) If the Company is not successful in curing the circumstance you end your employment within 30 days following the cure period in (y). If the Company informs you that it will not treat your resignation as for Good Reason you may withdraw the resignation and remain employed (provided that you do so before the original notice of resignation becomes effective) or may proceed and dispute the Company’s decision.

(e)                                  Death or Disability Your employment hereunder will terminate immediately upon your death or Disability. “Disability” means the Company based upon appropriate medical evidence determines you have become physically or mentally incapacitated so as to render you incapable of performing your usual and customary duties with or without a reasonable accommodation for 180 or more days whether or not consecutive during any 12 month period. You are also disabled if you are found to be disabled within the meaning of the Company’s long term disability insurance coverage as then in effect (or would be so found if you applied for the coverage or benefits). Employment termination under this subsection is not covered by Section 6(b) or 6(c) and you or your heirs will receive only the benefits and compensation in Section 6(a) (together as applicable with any life or disability insurance payments). Nothing in this Section 6(e) prevents the Company from removing you from your position with the Company or under Section 6(b) 6(c) or 6(d) from terminating your employment at any time subject to compliance with those subsections.

(f)                                   Further Effect of Termination on Board and Officer Positions If your employment ends for any reason you agree that you will cease immediately to hold any and all officer or director positions you then have with the Company absent a contrary direction from the HMS Board (which may include either a request to continue such service or a direction to cease serving upon notice). You hereby irrevocably appoint the Company to be your attorney in fact to execute any documents and do anything in your name to effect your ceasing to serve as a director and officer of the Company should you fail to resign following a request from the Company to do so. You will not be required to sign and the Company will not sign on your behalf without your consent documents effecting your ceasing to serve as a director that characterize your cessation of employment differently than the manner in which it is effected through Section 6 above.  A written notification signed by a director or duly authorized officer of the Company that any instrument document or act falls within the authority conferred by this subsection will be conclusive evidence that it does so. The Company will prepare any documents pay any filing fees and bear any other expenses related to this Section.

7                                         Effect of Section 409A of the Code

(a)                                 Six Month Delay If and to the extent any portion of any payment compensation or other benefit provided to you in connection with your employment termination is determined to constitute nonqualified deferred compensation within the meaning of Section 409A and you are a specified employee as defined in Section 409A(a)(2)(8)(I) as determined by the Company in accordance with its procedures by which determination you hereby agree that you are bound such portion of the payment compensation or other benefit shall not be paid before the earlier of (I) the expiration of the six month period measured from the date of your separation from service (as determined under Section 409A) or (II) the tenth day following the date of your death following such separation from service (the “New Payment Date”). The aggregate of any payments that otherwise would have been paid to you during the period between the date of separation from service and the New Payment Date shall be paid to you in a lump sum in the first payroll period beginning after such New Payment Date and any remaining payments will be paid on their original schedule.

(b)                                 General 409A Principles For purposes of this Agreement a termination of employment will mean a separation from service as defined in Section 409A. For purposes of this Agreement each amount to be paid or benefit to be provided will be construed as a separate identified payment for purposes of Section 409A and any payments that are due within the short term deferral period as defined in Section 409A or are paid in a manner covered by Treas Reg Section 1 409A 1 (b)(9)(III) will not be treated as deferred compensation unless applicable law requires otherwise. Neither the Company nor you will have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409A. This Agreement is intended to comply with the provisions of Section 409A and this Agreement shall to the extent practicable be construed in accordance therewith. Terms defined in this Agreement will have the meanings given such terms under Section 409A if and to the extent required to comply with Section 409A. In any event the Company makes no representations or warranty and will have no liability to you or any other person if any provisions of or payments under this Agreement are determined to constitute deferred compensation subject to Code Section 409A but not to satisfy the conditions of that section.

(c)                          Expense Timing Payments with respect to reimbursements of business expenses will be made in the ordinary course in accordance with the Company’s procedures (generally within 45 days after you have submitted appropriate documentation) and in any case on or before the last day of the calendar year following the calendar year in which the relevant expense is incurred. The amount of expenses eligible for reimbursement or in-kind benefits provided during a calendar year may not affect the expenses eligible for reimbursement or in-kind benefits to be provided in any other calendar year. The right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

8                                         Restrictive Covenants In connection with signing this Agreement you are signing a Noncompetition Nonsolicitation Proprietary and Confidential Information and Developments Agreement which addresses your responsibilities to the Company in connection with confidentiality transfer and protection of intellectual property noncompetition nonsolicitation of employees and customers and nondisparagement restrictions during and after employment and includes a two year post-Effective Date noncompetition and nonsolicitation obligation as provided under the Merger Agreement (the “Restrictive Covenants Agreement”).

9                                         Miscellaneous

(a)                                 Notices All notices required or permitted under this Agreement must be in writing and will be deemed effective upon personal delivery or three business days following deposit in a United States Post Office by certified mail postage prepaid or one business day after it is sent for next business day delivery via a reputable nationwide overnight courier service in the case of notice to the Company at its then principal headquarters and in the case of notice to you to the current address on file with the Company. Notice to the Company must include a separate notice to the General Counsel of HMS Holdings. Either Party may change the address to which notices are to be delivered by giving notice of such change to the other Party in the manner set forth in this Section 9(a).

(b)                                 No Mitigation You are not required to seek other employment or otherwise mitigate the value of any severance benefits contemplated by this Agreement nor will any such benefits be reduced by any earnings or benefits that you may receive from any other source. Notwithstanding any other provision of this Agreement any sum or sums paid under this Agreement will be in lieu of any amounts to which you may otherwise be entitled under the terms of any severance plan policy program agreement or other arrangement sponsored by the Company or an affiliate of the Company.

(c)                                  Waiver of Jury Trial TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED THE PARTIES HEREBY WAIVE AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY ACTION SUIT OR OTHER PROCEEDING ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE RELEASE IT CONTEMPLATES WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN CONTRACT TORT OR OTHERWISE THE PARTIES AGREE THAT ANY PARTY MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING VOLUNTARY AND BARGAINED FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE THEIR RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR TO ANY OF THE MATTERS CONTEMPLATED UNDER THIS AGREEMENT RELATING TO YOUR EMPLOYMENT OR COVERED BY THE CONTEMPLATED RELEASE.

(d)                                 Severability Each provision of this Agreement must be interpreted in such manner as to be effective and valid under applicable law but if any provision of this Agreement is held to be prohibited by or Invalid under applicable law such provision will be ineffective only to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Agreement. Moreover if an arbitrator or a court of competent jurisdiction determines any of the provisions contained in this Agreement to be unenforceable because the provision is excessively broad in scope whether as to duration activity geographic application subject or otherwise it will be construed by limiting or reducing it to the extent legally permitted so as to be enforceable to the extent compatible with then applicable law to achieve the intent of the Parties.

(e)                                  Assignment This Agreement will be binding upon and will insure to the benefit of (I) your heirs beneficiaries executors and legal representatives upon your death and (II) any successor of the Company. Any such successor of the Company will be treated as substituted for the Company under the terms of this Agreement for all purposes. The Company may assign this Agreement without your consent and such an assignment will not terminate your employment for purposes of triggering your entitlement to severance provided however that if such an assignment provides a basis for you to resign for Good Reason after a Change In Control you may resign for Good Reason and you will be entitled to severance if any subject to the terms of Section 6. You specifically agree that any assignment may include rights under the Restrictive Covenants Agreement without requiring your consent provided however that an assignment that occurs after the termination of your employment will not expand in any manner the scope of the Restrictive Covenants Agreement. As used herein successor will mean any person firm corporation or other business entity that at any time whether by purchase merger or otherwise directly or indirectly acquires all or substantially all of the assets or business of the Company and its subsidiaries.

None of your rights to receive any form of compensation payable under this Agreement will be assignable or transferable except through a testamentary disposition or by the laws of descent and distribution upon your death or as provided in Section 9(k). Any attempted assignment transfer conveyance or other disposition (other than as aforesaid) of any interest in your rights to receive any form of compensation hereunder will be null and void provided however that notwithstanding the foregoing you will be allowed to transfer vested shares subject to stock options (other than incentive stock options within the meaning of Section 422 of the Code) or the vested portion of other equity awards consistent with the rules for transfers to family members as defined in Securities Act Form S 8. Any other attempted assignment transfer conveyance or other disposition of any interest in your rights to receive any form of compensation hereunder will be null and void.

(f)                                   No Oral Modification, Waiver, Cancellation or Discharge This Agreement may only be amended canceled or discharged or any obligations thereunder waived through a writing signed by you and the Chair of the Compensation Committee or any executive officer of the Company (other than you) duly authorized either by the HMS Board or its Compensation Committee.

(g)                                  No Conflict of Interest You confirm that you have fully disclosed to HMS Holdings and the other entities in the Company to the best of your knowledge all circumstances under which you your immediate family and other persons who reside in your household have or may have a conflict of interest with the Company or HMS Holdings. You further agree to fully disclose to the Company and HMS Holdings any such circumstances that might arise during your employment upon your becoming aware of such circumstances.

(h)                                 Other Agreements You hereby represent that your performance of all the terms of this Agreement and the performance of your duties as an employee of the Company does not and will not breach any agreement to keep in confidence proprietary information knowledge or data acquired by you in confidence or in trust prior to your employment with the Company. You also represent that you are not a party to or subject to any restrictive covenants legal restrictions policies commitments or other agreements in favor of any entity or person that would in any way preclude inhibit impair or limit your ability to perform your obligations under this Agreement including noncompetition agreements or nonsolicitation agreements and you further represent that your performance of the duties and obligations under this Agreement does not violate the terms of any agreement to which you are a party. You agree that you will not enter into any agreement or commitment or agree to any policy that would prevent or hinder your performance of duties and obligations under this Agreement.

(i)                                    Disclosure of this Agreement You acknowledge that the Company may provide persons or entities who may employ or engage you with a copy of the Restrictive Covenants Agreement (or portions thereof) to highlight your continuing obligations to the Company. You also acknowledge that the Company may be obligated to disclose the entire Agreement or any portion thereof to satisfy applicable laws and regulations.

(j)                                    Survivorship The respective nights and obligations of the Company and you hereunder will survive any termination of your employment to the extent necessary to preserve the extent of such rights and obligations.

(k)                                 Beneficiaries You will be entitled to the extent applicable law permits to select and change the beneficiary or beneficiaries to receive any compensation or benefit payable hereunder upon your death by giving the Company written notice thereof in a manner consistent with the terms of any applicable plan documents. If you die severance then due or other amounts due hereunder will be paid to your designated beneficiary or beneficiaries or if none are designated or none survive you your estate.

(I)                                    Withholding The Company will be entitled to withhold or cause to be withheld any amount of federal state city or other withholding taxes or other amounts either required by law or authorized by you with respect to payments made to you in connection with your employment.

(m)                             Company Policies References in this Agreement to Company policies and procedures are to those policies and procedures in effect at the Effective Date as the Company may amend them from time to time.

(n)                                 Governing Law, Dispute Resolution This Agreement must be construed interpreted and governed in accordance with the laws of the State of Nevada without reference to rules relating to conflict of law. In case of any controversy or claim arising out of or related to this Agreement or relating to your employment (including claims relating to employment discrimination) except as expressly excluded herein each Party agrees to give the other Party notice of an intent to seek arbitration under this Agreement and 10 days to reach a resolution. Should resolution of any controversy or claim not be reached following provision of notice and a reasonable opportunity to cure then the dispute shall be settled by arbitration under the American Arbitration Association’s National Rules for the Resolution of Employment Disputes (the “National Rules”). A Single arbitrator shall be selected in accordance with the National Rules and the costs of such arbitration shall be shared equally between the parties. The dispute will be arbitrated in the State of Nevada absent mutual agreement of the Parties to another venue. Any claim or controversy not submitted to arbitration in accordance with this Section 9(n) (other than as provided under the Restrictive Covenants Agreement) will be waived and thereafter no arbitrator arbitration panel tribunal or court will have the power to rule or make any award on any such claim or controversy. In determining a claim or controversy under this Agreement and in making an award the arbitrator must consider the terms and provisions of this Agreement as well as all applicable federal state or local laws. The award rendered in any arbitration proceeding held under this Section 9(n) shall be final and binding and judgment upon the award may be entered in any court having jurisdiction thereof. Claims for workers compensation or unemployment compensation benefits are not covered by this Section 9(n). Also not covered by this Section 9(n) are claims by the Company or by you for temporary restraining orders preliminary injunctions or permanent injunctions (equitable relief) in cases in which such equitable relief would be otherwise authorized by law or pursuant to the Restrictive Covenants Agreement. The Company will be responsible for paying any filing fee of the sponsoring organization and the fees and costs of the arbitrator provided however that if you initiate the claim you will contribute an amount equal to the filing fee you would have incurred to initiate a claim in the court of general jurisdiction in the State of Nevada. Each party will pay for its own costs and attorney’s fees if any. Without limiting the provisions of this Section 9(n) the Company and you agree that the decision as to whether a party is the prevailing party in an arbitration or a legal proceeding that is commenced in connection therewith will be made in the sole discretion of the arbitrator or if applicable the court and the arbitrator or court may award reasonable attorney’s fees costs and expenses.

Any action suit or other legal proceeding with respect to equitable relief that is excluded from arbitration must be commenced only in a court of the State of Nevada (or If appropriate a federal court located within the State of Nevada) and the Company and you each consent to the jurisdiction of such a court. With respect to any such court action the Parties hereto (a) submit to the personal jurisdiction of such courts (b) consent to service of process by the means specified under Section 9(a) and (c) waive any other requirement (whether imposed by statute rule of court or otherwise) with respect to personal jurisdiction inconvenient forum or service of process.

(0)                                 Interpretation The parties agree that this Agreement will be construed without regard to any presumption or rule requiring construction or interpretation against the drafting party. References in this Agreement to include or including should be read as though they said without limitation or equivalent forms.

(p)                                 Entire Agreement This Agreement and any documents referred to herein represent the entire agreement of the Parties and will supersede any and all previous contracts arrangements or understandings between the Company and you.

Signatures on Page Following

IN WITNESS WHEREOF the Company has caused this Agreement 10 be duly executed and you have hereunto set your hand 10 be effective as of the dates below

HMS HOLDINGS CORP. for itself and HDI

12/20/2011	/s/ WILLIAM C. LUCIA
Date	William C. Lucia
HMS President & Chief Executive Officer

12/21/2011	/s/ANDREA BENKO
Date	Andrea Benko
Executive Vice President, President of HDI